SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020             Carol L. Bernick (708) 450-3051
NEAL, GERBER & EISENBERG                                    2525 Armitage Avenue
Two North LaSalle Street, Suite 2200               Melrose Park, Illinois  60160
Chicago, Illinois  60602

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

                                               Page 1 of 9 Pages

CUSIP NO. 013068200                13D                         Page 2 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CAROL L. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)
                                                                      (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen

            NUMBER                  7      SOLE VOTING POWER

              OF                           3,092,812**
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       3,488,042**
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       3,092,812**
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           3,488,042**

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,580,854**
    12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW(11)  EXCLUDES CERTAIN SHARES* X
       Excluded are 679,850 Class A shares (including options to purchase 139,850 Class A shares)and 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,194 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     22.19%**
    14 TYPE OF REPORTING PERSON *
                     IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

CUSIP NO. 013068200                13D                         Page 3 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CLB Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a)
                                                                       (b) X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust


            NUMBER                  7      SOLE VOTING POWER

              OF                           0
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       1,994,354**
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       0
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           1,994,354**

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,994,354**
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      7.70%**
    14      TYPE OF REPORTING PERSON *
                     00
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP NO. 013068200              13D                           Page 4 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Property Trust II, u/a/d 10/31/98
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)
                                                                   (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust


            NUMBER                  7      SOLE VOTING POWER

              OF                           1,990,000**
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       0
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       1,990,000**
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,990,000**
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      7.68%**
    14  TYPE OF REPORTING PERSON *
                     00
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP NO. 013068200                   13D                      Page 5 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)
                                                                  (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust


            NUMBER                  7      SOLE VOTING POWER

              OF                           3,817**
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       0
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       3,817**
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,817**
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     .02%**
    14  TYPE OF REPORTING PERSON *
                     00
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP NO. 013068200            13D                             Page 6 of 9 Pages



Item 1.  Security and Issuer.

 Title of Class of Securities:    Class A Common Stock, $.22 par value per share
                                  (the "Class A shares")


 Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160

Item 2.  Identity and Background.

 (a)      Name of Person Filing: (1) Carol L. Bernick ("Bernick")
                                 (2) CLB Grantor Annuity Trust, u/a/d 9/15/93
                                     (the "CLB Trust")
                                 (3) KSL Grantor  Annuity  Trust,  u/a/d 9/15/93
                                     (the "KSL Trust")
                                 (4) KSL Property  Trust II, u/a/d 10/31/98 (the
                                     "Property Trust")

 (b)      Address:                c/o Carol L. Bernick
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160

 (c)      Principal   Business:   (1) Bernick, an individual, is a  Director
                                      and Vice Chairman,President Alberto-Culver
                                      North America,a division of the Company, and Assistant Secretary of the Company.
                                  (2) Trust Administration
                                  (3) Trust Administration
                                  (4) Trust Administration

  (d)      Prior Criminal Convictions:        None

  (e)      Prior Civil Proceedings With
           Respect to Federal or State
           Securities Laws:                   None

  (f)      Place of Organization: (1)      U.S. Citizen
                                  (2)      Illinois Trust
                                  (3)      Illinois Trust
                                  (4)      Illinois Trust

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 18, 1998, Bernick, as co-trustee of the KSL Trust, transferred 1,990,000 Class B shares to herself as trustee of the Property Trust.

CUSIP NO. 013068200            13D                            Page 7 of 9 Pages

Item 4.  Purpose of Transaction.

         The transfer of securities was undertaken solely in connection with Lavin family estate planning matters. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.  Interest in Securities of the Issuer.

(a)(i) Amount of Class A Shares Beneficially Owned: 6,580,854 Class A shares total: 262,130 Class A shares (includes options to purchase 91,850 Class A shares) and 316,248 Class B shares held directly; 1,994,354 Class B shares held as co-trustee of the CLB Trust; 1,990,000 Class B shares held as trustee of the Property Trust; 3,817 Class B shares held as co-trustee of the KSL Trust;412,527 Class B shares held as co-trustee of the SJL Grantor Annuity Trust, u/a/d 9/15/93 (the "SJL Trust"); 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for Bernick's benefit; 527,888 Class A shares and 520,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is the Vice President and a Director); 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation of which Bernick is the President and a Director); and 8,090 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

   (ii) Percentage  of  Class A  Shares  Beneficially  Owned: 22.19% total:
2.38% directly; 7.70% as co-trustee of the CLB Trust; 7.68% as trustee of the Property Trust; .02% as co-trustee of the KSL Trust; 1.70% as co-trustee of the SJL Trust; .42% as trustee of the Lavin Survivorship Trust; 1.66% as co-trustee of a trust for Bernick's benefit; 4.29% by Lavin Family Foundation; .19% by the Howard and Carol Bernick Family Foundation and
 .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 23,914,132 Class A shares outstanding as of November 18,
1998).**

** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

(b) Number of Class A Shares as to Which Bernick, CLB Trust, KSL Trust and Property Trust Have:

                             Bernick      CLB Trust    KSL Trust  Property Trust


(i)   Sole power to vote:      3,092,812      0              3,817   1,990,000
(ii)  Shared power to vote:    3,488,042(1)   1,994,354(2)   0       0
(iii) Sole power to dispose:   3,092,812      0              3,817   1,990,000
(iv)  Shared power to dispose: 3,488,042(1)   1,994,354(2)   0        0

CUSIP NO. 013068200           13D                              Page 8 of 9 Pages


(1) Bernick shares the power to vote and dispose of the 527,888 Class A shares and 520,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 100,200 Class A shares and 300,600 Class B shares held by such trust with Mrs. Lavin as co-trustee, and Bernick shares the power to vote and dispose of 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation with her spouse. In addition, Bernick shares the power to vote and dispose of the 1,994,354 Class B shares in the CLB Trust with Marshall E. Eisenberg.

(2) Bernick shares the power to vote and dispose of the 1,994,354
    Class B shares in the CLB Trust with Marshall E. Eisenberg.

    Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

    (i) Name of Person: (1)  Leonard H. Lavin
                        (2)  Bernice E. Lavin
                        (3)  Howard B. Bernick
                        (4)  Marshall E. Eisenberg

    (ii)Address:    (1),(2)  2525 Armitage Avenue
                    and (3)  Melrose Park, Illinois  61060

                        (4)  Neal, Gerber & Eisenberg
                             Two North LaSalle St., Suite 2200
                             Chicago, Illinois 60602

    (iii)Principal      (1)  Leonard H. Lavin, an individual,
         Business:           is a Director and the Chairman of the Company.

                        (2) Bernice E. Lavin, an individual, is a Director and Vice Chairman, Secretary and Treasurer of the Company.

                        (3) Howard B. Bernick, an individual, is a Director and the President and Chief Executive Officer of the Company.

                        (4) Marshall E. Eisenberg,an individual, is an attorney and a partner in the law firm, Neal, Gerber & Eisenberg, Chicago, Illinois.

(iv)    Prior Criminal
        Convictions:              None.

CUSIP NO. 013068200           13D                              Page 9 of 9 Pages



                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                              None.

                  (vi)     Place of Organization:  U.S. Citizen.

         An additional 679,850 Class A shares (including options to purchase 139,850 Class A shares) and 600,000 Class B shares are held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,194 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares and they are not included above.

         (c) None, except as described in Item 3 above.

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits.

                  None.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998


Signature:     /s/ Carol L. Bernick

Name/Title:       Carol L.  Bernick,  Individually,  as trustee of the  Property
                  Trust, as co-trustee of each of the KSL Trust and CLB Trust, and as trustee or co-trustee of various trusts for her benefit or the benefit of her siblings.